--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                        Commission file number 001-05083

     A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


               THE XANSER CORPORATION SAVINGS AND INVESTMENT PLAN


     B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                               XANSER CORPORATION
                           2435 N. Central Expressway
                             Richardson, Texas 75080


--------------------------------------------------------------------------------

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                Table of Contents

                                                                                                             Page

Report of Independent Registered Public Accounting Firm                                                          1

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002                                    2

Statements of Changes in Net Assets Available for Benefits for the Years
      Ended December 31, 2003 and 2002                                                                           3

Notes to Financial Statements                                                                                    4

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                     11

Signature                                                                                                       12

Exhibit:
      Exhibit 23.1   Consent of Independent Registered Public Accounting Firm                                   13



                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

             Report of Independent Registered Public Accounting Firm


The Administrator and Participants of
   The Xanser Corporation Savings and Investment Plan:



We have audited the accompanying statements of net assets available for benefits of The Xanser Corporation Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      KPMG LLP

Dallas, Texas
June 25, 2004

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits


                                                            December 31,
                                                    ----------------------------
                                                        2003            2002
                                                    -----------      -----------

ASSETS

Investments, at fair value (Note 3)                 $30,560,174      $28,203,316
Cash                                                    157,094          146,642
Participant contributions receivable                    100,096           89,553
Sponsor contributions receivable                         61,458           52,398
Other receivables                                       290,415          179,927
                                                    -----------      -----------
           Total assets                              31,169,237       28,671,836
                                                    -----------      -----------

LIABILITIES

Payables and accrued liabilities                         10,639          185,502
                                                    -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $31,158,598      $28,486,334
                                                    ===========      ===========


                See accompanying notes to financial statements.
                                       2

                            THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                               Year ended December 31,
                                                             ----------------------------
                                                                 2003            2002
                                                             ------------    ------------
ADDITIONS:
Additions to net assets attributed to:
   Contributions:
      Sponsor                                                $    658,820    $    703,866
      Participants                                              1,303,530       1,659,773
                                                             ------------    ------------
             Total contributions                                1,962,350       2,363,639

   Net appreciation in fair value of assets                     6,664,051            --
   Interest and dividend income                                   525,030       1,230,625
                                                             ------------    ------------
             Total investment income                            7,189,081       1,230,625
                                                             ------------    ------------
             Total additions                                    9,151,431       3,594,264
                                                             ------------    ------------

DEDUCTIONS:
Deductions from net assets attributed to distributions and
   withdrawals (Note 4)                                        (3,234,590)     (4,330,178)

Net depreciation in fair value of assets                             --        (4,818,687)
Plan assets transferred out (Note 10)                          (3,244,577)         (1,561)
                                                             ------------    ------------
             Total deductions                                  (6,479,167)     (9,150,426)
                                                             ------------    ------------
        Net change in net assets                                2,672,264      (5,556,162)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                           28,486,334      34,042,496
                                                             ------------    ------------
   End of year                                               $ 31,158,598    $ 28,486,334
                                                             ============    ============


                See accompanying notes to financial statements.
                                       3

                            THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002


(1)  Plan Description

     The Xanser Corporation Savings and Investment Plan (the Plan) is a defined contribution plan for employees of Xanser Corporation (Xanser or Sponsor), its wholly owned domestic subsidiaries (the Companies) and certain former employees as described in Note 10. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established on April 1, 1991.

     At December 31, 2003, Nationwide Trust Company served as trustee (the Trustee) (see Note 8), the 401(k) Company served as the Plan's record keeper and the Vice President of Human Resources of Xanser served as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Xanser. A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

     The Plan permits all full-time employees of the Companies at April 1, 1991, or who become employees thereafter, to contribute 2% to 20% of base compensation on a pretax basis into participant accounts for 2003 and 2002, respectively. In addition to a mandatory contribution equal to 2% of base compensation per year after one year of employment, each Plan participant receives the Companies' matching contributions of 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding twelve months. Contributions to the Plan are held in a trust and invested by the Trustee in the investment funds described in
     Note 3.

(2)  Summary of Significant Accounting Policies

     The Plan maintains its accounts on the accrual basis of accounting.

     (a)  Investments

          The Plan's investments in common stock are stated at fair value based on quoted market prices. Mutual fund shares are valued based on public market prices that represent the net asset values of shares held by the Plan at year-end. The Invesco Stable Value Fund investment includes security-backed investment contracts including synthetic investment contracts ("SICs"), guaranteed investment contracts ("GICs") and cash-equivalents. SICs are contracts composed of underlying assets and a "wrapper" contract issued by a responsible third party. The issuer of the "wrapper" contract provides for withdrawals at contract value for any normal benefit responsive requirements. The Invesco Stable Value Fund is valued at the total combined amount of security-backed investment contracts including SICs, and GICs, which are all valued at contract value, and the value of cash equivalents, which are valued at cost and approximate market value. The crediting range of interest ranged from 0.5% to 13.34%, and 0.75% to 13.34%, at December 31, 2003 and 2002, respectively, and the reported yield at December 31, 2003 and 2002 was 4.04% and 4.80%, respectively. Participant loans are valued at unpaid principal balance which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     (b)  Distributions

          Distributions are recorded when paid.

     (c)  Federal Income Taxes

          The Internal Revenue Service (IRS) has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and the trust is exempt from federal income taxes under
          Section 501(a) of the Code. On January 1, 2002, the Plan was amended and restated to incorporate all prior amendments and the Plan's name change. The IRS granted a favorable letter of determination on July 31, 2002. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, participants will not be subject to federal income taxes on the contributions made by their employer or withheld from their compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Trustee, until the participant's accounts are distributed or made available to the employee in an unqualified manner.

          The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2003 and 2002 was $12,000 and $11,000, respectively. In accordance with the 2001 Economic Growth and Tax Relief Reconciliation Act, as of January 1, 2002, participants of age 50 or older were eligible to defer up to $14,000 and $12,000 for 2003 and 2002, respectively. Participant compensation in excess of $200,000 in 2003 and 2002 is excluded in calculating participant deferrals and employer matching contributions for the above years. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (e)  Change in Presentation

          Certain prior year financial statement items have been reclassified to conform with the 2003 presentation.

     (f)  Risks and Uncertainties

          The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(3)  Investment Programs

     The Plan's investments at December 31, 2003 and 2002 are as follows:

                                                  December 31, 2003                    December 31, 2002
                                          ----------------------------------  -----------------------------------
                                             Number of                           Number of
                                               shares            Value             shares              Value
                                         ----------------- -----------------  -----------------  -----------------
Investments at fair value as determined
  by quoted market price:
    Xanser Corporation Common Stock       3,205,778.000    $      7,597,694*   3,560,026.000     $     5,624,841*
                                                              --------------                       ---------------
Investments at fair value:
    Janus Worldwide Fund                     38,228.532           1,511,556       42,388.686           1,361,948
    Robertson Stephens Emerging
      Growth Fund                            39,799.773           1,118,374       41,258.855             790,107
    Scudder Equity 500 Index Fund            18,139.343           2,266,148*      19,526.659           1,934,311*
    Franklin Real Estate Securities
      Fund Class A                           37,201.242             799,827       34,961.276             563,576
    Growth Fund of America Class A           84,100.651           2,063,830*      95,696.375           1,767,512*
    Lord Abbett Affiliated Fund
      Class A                               308,255.581           4,176,863*     367,549.909           3,870,300*
    MFS New Discovery Fund Class A           21,498.573             330,003       21,302.684             243,490
    PIMCO Total Return Administrative
      Shares                                208,836.470           2,236,639*     248,188.910           2,648,176*
    ING International Small Cap
      Growth Class A                          9,559.350             259,250        9,785.974             183,389
    Putnam International Growth
      Class A                                53,759.065           1,110,662       56,211.881             922,437
    State Street Research Aurora Fund
      Class A                                44,946.454           1,735,383*      45,822.354           1,182,217
    Alliance Capital Reserve                    299.190                 299       38,737.650              38,738
    Participants' Loans                          --                 501,311           --               1,230,461
                                                              --------------                       ---------------
                                                                 18,110,145                           16,736,662
                                                              --------------                       ---------------
Investments with contract values:
    Invesco Stable Value Fund             4,852,335.040           4,852,335*   5,841,812.730           5,841,813*
                                                              --------------                       ---------------
                                                           $     30,560,174                      $    28,203,316
                                                              ==============                       ===============

     * Represents 5% or more of total ending net assets available for benefits.


     For the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                       Year Ended December 31,
                                     ---------------------------
                                        2003            2002
                                     -----------     -----------

           Common stock and shares   $ 2,785,502     $(1,453,821)
           Mutual funds                3,878,549      (3,364,866)
                                     -----------     -----------
                                     $ 6,664,051      (4,818,687)
                                     ===========     ===========

     Sponsor contributions to the Xanser Corporation Common Stock Fund may be made in the form of Xanser Corporation common stock purchased by the Sponsor or cash with which the Trustee subsequently purchases Xanser Corporation common stock on the open market.

     All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in Xanser Corporation common stock. The following tables set forth information related to the Xanser Corporation Common Stock Fund's assets available for benefits as of December 31, 2003 and 2002 and the changes in such assets for the year ended December 31, 2003 and 2002.

                                               December 31, December 31,
                                                  2003          2002
                                               ------------ ------------
          ASSETS
          Investments, at fair value (Note 3)   $7,597,694   $5,624,841
          Contributions receivable                  41,815       39,526
          Other receivables                         23,399       27,493
                                                ----------   ----------
             Total assets                        7,662,908    5,691,860
                                                ----------   ----------

          LIABILITIES
          Payables and accrued liabilities            --           --
                                                ----------   ----------
          NET ASSETS AVAILABLE FOR BENEFITS     $7,662,908   $5,691,860
                                                ==========   ==========


                                                                             Year Ended December 31,
                                                                      ---------------------------------------
                                                                            2003                 2002
                                                                      ------------------   ------------------
          ADDITIONS:
          Additions to net assets attributed to:
             Contributions:
                Sponsor                                            $         388,822     $        463,444
                Participants                                                 164,053              251,925
                                                                      ------------------   ------------------
                  Total contributions                                        552,875              715,369
             Net appreciation in fair value of assets                      2,785,502                  -
             Net investment transfers, distributions and
                withdrawals                                               (1,367,329)           2,368,609
                                                                      ------------------   ------------------
                  Total additions                                          1,971,048            3,083,978
                                                                      ------------------   ------------------
          DEDUCTIONS:
          Deductions from assets attributed to:
             Net depreciation in fair value of assets                            -             (1,612,702)
                                                                      ------------------   ------------------
                  Total deductions                                               -             (1,612,702)
                                                                      ------------------   ------------------
                Net change in assets                                       1,971,048            1,471,276

          NET ASSETS AVAILABLE FOR BENEFITS:
             Beginning of year                                             5,691,860            4,220,584
                                                                      ------------------   ------------------
             End of year                                           $       7,662,908     $      5,691,860
                                                                      ==================   ==================

     Net investment transfers, distributions and withdrawals represents distributions and withdrawals (as defined in Note 4), Plan transfers to the KSL 401(k) Plan (as defined in Note 10) and the net effect of Xanser Corporation Common Stock Fund purchases (sales) from/to other Plan investment accounts.

(4)  Distributions and Withdrawals

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order or amounts deemed as participant loans. Distribution and withdrawals do not include amounts transferred to the KSL 401(k) plan (see Note 10).

(5)  Forfeitures

     At December 31, 2003 and 2002, forfeited nonvested accounts totaled $52,847 and $99,047, respectively. Forfeiture amounts, forfeited by participants upon withdrawing from the Plan, are used to reduce future Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met.

(6)  Reconciliation of Financial Statements to Form 5500

     The following reconciles distributions and withdrawals paid to participants per the financial statements to the Form 5500:

                                                            Year Ended December 31,
                                                     ---------------------------------------
                                                           2003                  2002
                                                     ------------------    -----------------

Distributions and withdrawals per the financial
    statements                                     $       3,234,590      $      4,330,178
Amounts allocated to withdrawing participants                278,853                -
                                                     ------------------    -----------------
Net paid to participants per the Form 5500         $       3,513,443      $      4,330,178
                                                     ==================    =================

     Any amounts allocated to withdrawing participants are recorded on the Form 5500 for distribution and withdrawal claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(7)  Plan Termination

     Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)  Change in Trustee

     Effective January 1, 2003, Xanser appointed Nationwide Trust Company as Trustee. Prior to January 1, 2003, the Austin Trust Company served as trustee.

(9)  Change in Name of Plan

     On August 7, 2001, the stockholders of Kaneb Services, Inc. ("KSI") approved an amendment to its Certificate of Incorporation to change the name of the company to Xanser Corporation. A plan amendment was adopted on December 9, 2001 to change the Plan name from the Kaneb Services, Inc. Savings Investment Plan to The Xanser Corporation Savings and Investment Plan. The IRS granted a favorable letter of determination on July 31, 2002.

(10) Plan Transfers

     In June 2001, KSI distributed its pipeline, terminaling and product marketing businesses (the "Distribution") to its stockholders in the form of a new limited liability company, Kaneb Services LLC (KSL). When the Distribution was completed, each shareholder of KSI received one common share of KSL for each three shares of KSI common stock held on June 21, 2001, the record date for the Distribution. The Plan received 615,985 common shares of KSL pursuant to this Distribution.

     Effective with the KSL Distribution, KSL established a new 401(k) plan for its employees. Upon creation of the KSL 401(k) plan, KSL employees became inactive participants in the Plan and will not make contributions to the Plan. Participant accounts in the amounts of $3,244,577 and $1,561 were transferred from the Plan to the KSL 401(k) plan in 2003 and 2002, respectively.

(11) Parties-in-Interest Transactions

     Certain Plan investments include shares of common stock of Xanser, the Plan Sponsor. Therefore, transactions related to these shares qualify as party-in-interest transactions.

                                                                        Schedule

                            THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

   Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                          Number                         Current
                Name of issuer and title of issue                        of shares                        value
-------------------------------------------------------------------  ------------------           ----------------------

*  Xanser Corporation Common Stock (a)                                  3,205,778.000          $          7,597,694
                                                                                                  ======================
   Janus Worldwide Fund                                                    38,228.532          $          1,511,556
                                                                                                  ======================
   Robertson Stephens Emerging Growth Fund                                 39,799.773          $          1,118,374
                                                                                                  ======================
   Scudder Equity 500 Index Fund                                           18,139.343          $          2,266,148
                                                                                                  ======================
   Franklin Real Estate Securities Fund Class A                            37,201.242          $            799,827
                                                                                                  ======================
   Growth Fund of America Class A                                          84,100.651          $          2,063,830
                                                                                                  ======================
   Lord Abbett Affiliated Fund Class A                                    308,255.581          $          4,176,863
                                                                                                  ======================
   MFS New Discovery Fund Class A                                          21,498.573          $            330,003
                                                                                                  ======================
   PIMCO Total Return Administrative Shares                               208,836.470          $          2,236,639
                                                                                                  ======================
   ING International Small Cap Growth Class A                               9,559.350          $            259,250
                                                                                                  ======================
   Putnam International Growth Class A                                     53,759.065          $          1,110,662
                                                                                                  ======================
   State Street Research Aurora Fund Class A                               44,946.454          $          1,735,383
                                                                                                  ======================
   Invesco Stable Value Fund                                            4,852,335.040          $          4,852,335
                                                                                                  ======================
   Alliance Capital Reserve                                                   299.190          $                299
                                                                                                  ======================
*  Participants' Loans (b)                                                     --              $            501,311
                                                                                                  ======================
*  Party-in-interest

(a)  Investment cost basis was $6,669,124 at December 31, 2003.
(b)  Interest rates ranging from 4.95% to 10.5% and maturities up to five years.


   See accompanying report of independent registered public accounting firm.

Exhibit:


     23.1 Consent of Independent Registered Public Accounting Firm, filed herewith.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      THE XANSER CORPORATION
                                      SAVINGS AND INVESTMENT PLAN




Date:  June 25, 2004                  By: /s/ WILLIAM H. KETTLER
                                          --------------------------------------
                                          William H. Kettler
                                          Vice President - Human Resources
                                          (Plan Administrator)

                                                                    Exhibit 23.1



            Consent of Independent Registered Public Accounting Firm




Xanser Corporation
The Administrator and Participants of
     The Xanser Corporation Savings and Investment Plan:


We consent to the incorporation by reference in registration statement numbers 333-101996, 333-87446, 333-83970, 333-83968, 333-68558, 333-34496, 333-60195,
333-22109,  333-14071,  333-14069,  333-14067,  333-08727, 333-08725, 333-08723,
33-58981, 33-54027 and 33-41295 on Form S-8 of Xanser Corporation of our report dated June 25, 2004 with respect to the statements of net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended and related schedule, which report appears in the December 31, 2003 annual report on Form 11-K of The Xanser Corporation Savings and Investment Plan.



                                        KPMG LLP

Dallas, Texas
June 25, 2004